BPJ 3/1 A

10027390

STATES
IANGE COMMISSION
D.C. 20549

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.ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50588

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nations Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 River Ridge Drive NE
(No. and Street)

Cedar Rapids (City) Iowa (State) 52402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Bennett (800) 278-6257
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

221 3rd Ave. SE, STE. 300 (Address) Cedar Rapids (City) IA (State) 52401 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 25 2010
Washington, DC
105

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Scott Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nations Financial Group, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

NOTARIAL SEAL IOWA
JODI COX
Iowa Notarial Seal
Commission Number: 710249
My Commission Expires
05-24-2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey & Pullen
Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Nations Financial Group, Inc.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of Nations Financial Group, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nations Financial Group, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 22, 2010

Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2009

Assets				
Cash and Cash Equivalents			$	480,854
Receivables				
Due from clearing broker	$	289,161		
Due from registered representatives		41,616		
Commissions and fees		13,464		344,241
Office Furniture and Equipment		159,341		
Less accumulated depreciation		155,128		4,213
Deposit with Clearing Broker (Note 2)				114,707
Other Assets				37,444
			$	981,459

Liabilities And Stockholders' Equity				
Liabilities				
Payables:				
Commissions	$	235,651		
Accounts payable, trade (Note 6)		48,318		
Accrued expenses and other liabilities		49,114	$	333,083
Stockholders' Equity (Note 3)				
Capital stock, Class A, common, .0001 par value; authorized 1,000,000 shares; issued 247,195 shares		123,598		
Capital stock, Class B, common, nonvoting, .0001 par value; authorized 1,000,000 shares; issued 247,195 shares		123,597		
Retained earnings		401,181		648,376
			$	981,459

See Notes to Statement of Financial Condition.

Nations Financial Group, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Nations Financial Group, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA) with 48 offices located throughout the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Recognition of revenue: Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Income from advisory fees and related correspondent charges are typically earned in accordance with the fee arrangements.

Office furniture and equipment: Office furniture and equipment is carried at cost. Depreciation is computed primarily by the straight-line method over estimated useful lives from 5 to 7-years.

Note 2. Transactions with Clearing Broker

During the year ended December 31, 2009, the Company converted to a new clearing broker. In connection with the conversion, the Company received $1,000,000 as reimbursement for expenses incurred during the conversion process including mailings, computer infrastructure, employee retention, business disruption, loss of new business opportunities, and loss of existing registered representatives. The amount received has been recognized as a reduction of the applicable expenses in the financial statements.

The agreement with the clearing broker provides for clearing charges at a rate multiplied by the number of tickets introduced by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2009, the Company had net capital of $531,971, which was $481,971 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .63 to 1.

Note 4. Subordinated Note Payable

The Company had a promissory note payable to a shareholder in the amount of $50,000 that was repaid February 27, 2009.

Note 5. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in various pending or threatened legal proceedings arising from the normal course of its business operations. Management of the Company, after consultation with counsel and a review of available facts, believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

Note 6. Related Party Transactions

The Company leases office space from a company affiliated through common ownership on a month-to-month basis. Total rental expense with the affiliate was $74,989 for the year ended December 31, 2009.

Note 7. Income Tax Status

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company adopted accounting standards relating to accounting for uncertainty in income taxes for the year ended December 31, 2009. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the years ended December 31, 2009 and 2008, the Company had no material uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Company is no longer subject to US federal, state and local tax examinations by tax authorities for years before 2006.

Note 8. Subsequent Events

The Company has evaluated subsequent events through February 22, 2010, the date on which the financial statements were issued.

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report On Applying Agreed-Upon Procedures

Board of Directors
Nations Financial Group, Inc.
4000 River Ridge Drive NE
Cedar Rapids, Iowa 52402-7586

Attention: Scott Bennett

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments and Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Nations Financial Group, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries and check stubs, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
February 22, 2010